

December 5, 2014

<u>Via E-mail</u>
Vincent Lok
Executive Vice President and Chief Financial Officer
Teekay Corporation
4th Floor Belvedere Building
69 Pitts Bay Road
Hamilton HM 08, Bermuda

    Re: **Teekay Corporation**
             Form 20-F for Fiscal Year Ended December 31, 2013
             Filed April 28, 2014
             File No. 001-12874

Dear Mr. Lok:

We have reviewed your filing and have the following comments. Our comments ask you to provide us with information so we may better understand your disclosures.

Please respond to this letter within ten business days by confirming that you will revise your document in future filings and providing the requested information. If you do not believe our comments applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Notes to the Consolidated Financial Statements, page F-8</u>

<u>Summary of Significant Accounting Policies, page F-8</u>

<u>Basis of Presentation, page F-8</u>

1. Please tell us and revise the notes to your financial statements to disclose a brief description of the principles followed in consolidating separate subsidiaries' financial statements in accordance with Rule 3A-03 (a) of Regulation S-X and disclose your basis for consolidation of your significant operating subsidiaries. Specifically, we note from other sections of the filing that although you own a minority interest of 25.1 percent of Teekay Tankers Ltd., you consolidate it on the basis of controlling 53.1 percent of its voting power. We also note that although you own minority interests of 27.3 percent and 33.3 percent of Teekay Offshore Partners L.P. and Teekay LNG Partners L.P., respectively, you consolidate them on the basis of controlling them through your 100 percent beneficial ownership of their general partner interests.

2. We note the reconciliation of net income (loss) to net loss attributable to stockholders of Teekay Corporation on your consolidated statements of income (loss). Please tell us the basis for the attributing amounts to the parent and the non-controlling interests and tell us how amounts are calculated as it relates to your non-controlling interests, such as net (income) loss attributable to non-controlling interests on the consolidated statements of income (loss).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Patrick Kuhn at (202) 551-3308 or me at (202) 551-3380 with any questions.

Sincerely,

/s/ Lyn Shenk

Lyn Shenk
Branch Chief